United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                                For the month of


                                 January 2003


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        (Check One) Form 20-F X  Form 40-F
                                             ---           ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               (Check One) Yes    No X
                                              ---   ---

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Companhia Vale do Rio Doce and Vale Overseas Limited, File No. 333-84696.

[COMPANHIA VALE DO RIO DOCE LOGO]                                  Press Release


                    CVRD announces minimum dividend for 2003

Rio de Janeiro, January 30, 2003 - Companhia Vale do Rio Doce (NYSE: RIO) (CVRD) informs that it will submit a proposal to the Company's Board of Directors to distribute in 2003 a minimum dividend (dividends and/or interest on shareholders equity) of US$ 400 million, equivalent to US$ 1.04 per share. This amount will be paid in two equal installments, on April 30 and October 31, 2003, respectively.

The dividend value, to be paid in Brazilian reais (BRL), will be calculated based upon the BRL/US dollar exchange rate for the sale of USD (Ptax - option 5 code) as informed by the Central Bank of Brazil the day before the Board of Directors meeting which will approve the distribution and respective payment of dividends. CVRD's Board of Directors will consider the proposal at two separate meetings scheduled for April 16 and October 15, 2003. The lag between the decisions made by the Board of Directors and the beginning of payment to shareholders are the minimum periods required for operational processing of these transactions.

This announcement is in accordance with the Dividend Policy approved on November 13, 2002. There were three main reasons for this policy: (a) to eliminate uncertainty regarding dividend payment dates; (b) to minimize currency volatility risks; (c) to increase correlation between dividend payment and the Company<180>s cash flow, which is much more stable than earnings. CVRD earnings behavior is strongly influenced in the short term by the BRL/USD exchange rate fluctuations.

The minimum amount of US$1.04 per share is associated with the lower free cash flow projected for 2003, which, in turn, is affected by the increase of approximately US$ 1 billion in budgeted capital expenditures relatively to last year. As announced on January 22, 2003, the expected average return for such investments significantly exceeds the cost of capital estimated for CVRD. Consequently, a substantial growth is anticipated from future cash flows and subsequent creation of value to shareholders.

The proposed US$ 400 million to be paid to shareholders is consistent with maintenance of prudent levels of financial leverage and the optimization of its financial management.

--------------------------------------------------------------------------------

                                        For further information, please contact:
   Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                     Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
         Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
                     Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMPANHIA VALE DO RIO DOCE
                                                      (Registrant)


Date: January 30, 2003

                                            By: /s/ Fabio de Oliveira Barbosa
                                                ------------------------------
                                                  Fabio de Oliveira Barbosa
                                                  Chief Financial Officer